2020 First Quarter
Shareholder Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0 PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

This MD&A comments on our operations, financial performance, and financial condition as at and for the three months ended March 29, 2020. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s unaudited condensed interim consolidated financial statements as at and for the three months ended March 29, 2020, and the related notes, and with our MD&A for the year ended December 29, 2019 (2019 Annual MD&A).

In preparing this MD&A, we have taken into account all information available to us up to April 29, 2020, the date of this MD&A. The unaudited condensed interim consolidated financial statements as at and for the three months ended March 29, 2020 and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on April 29, 2020.

The unaudited condensed interim consolidated financial statements as at and for the three months ended March 29, 2020 has been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). All financial information contained in this MD&A is consistent with International Financial Reporting Standards (IFRS), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A.

Additional information about Gildan, including our 2019 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business”, “Strategy and objectives”, "Operating results", “Liquidity and capital resources - Long-term debt and net indebtedness”, “Outlook”, “Financial risk management”, and “Risk and uncertainties” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A and of the 2019 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•the magnitude and length of economic disruption as a result of the worldwide coronavirus (COVID-19) pandemic, including the scope and duration of government mandated private sector shutdowns and social distancing measures;
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•changes in general economic and financial conditions globally or in one or more of the markets we serve, including the severity and duration of the economic slowdown and potential recession following the COVID-19 pandemic;
•our ability to implement our growth strategies and plans;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, and pandemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•the impact of the COVID-19 situation on our ability to comply with the financial covenants under our debt agreements;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•changes in third-party licensing arrangements and licensed brands;
•our ability to protect our intellectual property rights;
•operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date
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hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0 OUR BUSINESS

Recent Developments - COVID-19
The novel COVID-19 coronavirus was recognized as a pandemic by the World Health Organization in March 2020. To help limit the spread of the virus, various governments and public health organizations around the world have imposed emergency containment measures such as restrictions on travel and business operations and have advised or required physical and social distancing measures. These restrictions and other factors have caused a severe global economic downturn. Global debt and equity capital markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Starting in the second half of March 2020, our business began to be impacted, with a major reduction in sales for both our imprintable and retail channels due to those restrictions, including the limitation of social gatherings, cancellation of various sporting, entertainment, promotional, and cultural events, school closures, significant restrictions on transborder and international travel, as well as various manufacturing and distribution facility closures and retail store closures throughout North America and internationally. The demand deterioration that we started to see in March has increased through the month of April with weekly point of sale (POS) levels in the North American imprintables channel down approximately 75% compared to last year. Sell-through trends in retail have also deteriorated, in varying degrees among channels, with overall retailer April POS for our products down approximately 45% year-over-year.

From the onset, as the situation of the COVID-19 pandemic unfolded, our first priority has been the health and welfare of our employees, customers, suppliers, and other partners. In this regard, we have taken several actions to safeguard our stakeholders while ensuring the continuity of our business.
•Concurrent with global government mandated private sector shutdowns, we began to close our manufacturing facilities starting on March 17, 2020, to ensure the safety of our employees and align our operations and inventory levels with the current demand environment. Since mid-April, we have extended the shutdown for almost all our manufacturing facilities, which comprises approximately 43,800 employees. Some of our distribution centres, where we have implemented enhanced measures to safeguard the health, safety, and well-being of our employees, continue to be operational at reduced capacity levels and the majority of our office employees are working remotely from home.
•Starting in mid-April, in collaboration with various partners, we began to produce protective personal equipment (PPE) to help address the shortage caused by the COVID-19 pandemic. We are currently sewing face masks for a cooperative consortium of apparel and textile companies supplying non-medical face masks to the health care sector. We are also producing non-medical face masks and isolation gowns for various retailers to be distributed to health care organizations. We are currently planning to produce over 150 million masks and gowns to service the consortium and retailers under this effort. To ensure the safety and well-being of the employees working in the production of PPE, we have implemented stringent safety protocols.
•In order to preserve cash and pre-emptively ensure that we maintain ample liquidity to manage through the current and future environment, we are deferring non-critical capital spend and discretionary expenses and have drawn down funds under our long-term bank credit facility. Further, on April 6, 2020, we took additional cautionary measures to enhance liquidity by securing an additional $400 million of long-term debt with members of our existing bank syndicate. With the proceeds from the new debt financing, as at April 27, 2020, our overall available liquidity position was over $950 million comprised of cash on hand of over $650 million and available lines of credit of approximately $300 million.
•Given the severity of the crisis and the uncertain economic outlook, out of an abundance of caution, we have suspended share repurchases and starting with the first quarter of 2020 we are also suspending the quarterly cash dividend. The Company’s previously declared quarterly cash dividend for the fourth quarter of 2019 was paid on April 6, 2020. We remain committed to returning capital to shareholders through our dividend and share repurchases on a long-term basis and expect to resume the programs when the environment normalizes.
•Since March 30, 2020, the Company’s Board of Directors, the Company's CEO, and Executive Vice Presidents have been foregoing 50% of their salaries and pay reductions ranging from 20% to 35% are also impacting our senior staff. Further, as of March 30, 2020, and until further notice the majority of our salaried employees have moved to a four-day work week.

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The current and potential impacts of the COVID-19 pandemic on the Company’s liquidity, credit and other risks are described in the “Financial risk management” and “Risk and uncertainties” sections of this MD&A.

3.1 Overview

Gildan is a leading manufacturer of everyday basic apparel, including activewear, underwear, socks, hosiery, and legwear products sold in North America, Europe, Asia-Pacific, and Latin America to wholesale distributors, screenprinters or embellishers, as well as to retailers in North America, including mass merchants, department stores, national chains, specialty retailers, craft stores, and pure-play online retailers that sell directly to consumers through their physical stores and/or e-commerce platforms, and to global lifestyle brand companies. Since its formation, the Company has made significant capital investments in developing its own large-scale, low-cost vertically integrated supply chain, encompassing yarn production, textile and sock manufacturing, and sewing operations. Gildan's manufacturing operations are located in Central America, the Caribbean Basin, North America, and Bangladesh.

We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities combined with the significant capital investments made over the years in that respect, which have been above industry average capital intensity levels, are factors that differentiate us from our competition. More than 90% of our sales are derived from products we manufacture ourselves. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production/delivery cycle times. In addition, running our own operations allows us to ensure adherence to high standards for environmental and social responsibility practices throughout our supply chain.

3.2 Our Operations

3.2.1 Brands, Products and Customers
The products we manufacture and sell are marketed under our Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Prim + Preux®, GoldToe®, Anvil® by Gildan®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus®, Peds® and MediPeds®. Through a sock licensing agreement providing us exclusive distribution rights in the United States and Canada, we also sell socks under the Under Armour® brand. In addition, we manufacture for and supply products to select leading global athletic and lifestyle brands, as well as to certain retail customers who market these products under their own brands.

Our primary product categories include activewear tops and bottoms, hosiery, and underwear, the vast majority of which we manufacture. Some of our brands also extend to other categories such as intimates, sheer hosiery and shapewear, which are sourced through third-party suppliers.

We sell our activewear products primarily in “blank” or undecorated form, without imprints or embellishment. These activewear products are primarily sold to wholesale distributors within the imprintables channel, who then sell the blanks to screenprinters/embellishers who decorate the products with designs and logos, and in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. We also sell activewear products to various retailers, in addition to underwear and socks for men, ladies, and kids, as well as other hosiery products such as pantyhose and leggings. These retailers include mass merchants, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, dollar stores and price clubs, all of which sell to consumers through their brick and mortar outlets. Consumers also buy our products online through e-commerce platforms, including pure-play online retailers and brick and mortar retail customers’ e-commerce platforms. In addition to selling our products to retailers, we manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel.

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The following table summarizes our product and brand offerings:

Primary product categories	Product-line details	Brands
Activewear	T-shirts, fleece tops and bottoms, and sport shirts	Gildan®, Gildan Performance®, Gildan Platinum®(1), Gildan® Hammer™, Comfort Colors®(2), American Apparel®, Anvil® by Gildan®, Alstyle®(2), Prim + Preux®, GoldToe®
Hosiery	athletic, dress, casual and workwear socks, liner socks, socks for therapeutic purposes(4), sheer panty hose(5), tights(5), and leggings(5)
Gildan®, Gildan Platinum®(1), Under Armour®(3), GoldToe®, PowerSox®, GT a GoldToe Brand®, Silver Toe®, Signature Gold by Goldtoe®, Peds®, MediPeds®, Kushyfoot®(1), Therapy Plus®(1), All Pro®, Secret®(1), Silks®(1), Secret Silky®, American Apparel®

Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Gildan Platinum®(1)
Intimates	ladies' shapewear, intimates, and accessories	Secret®(1), Secret Silky®
(1) Gildan Platinum® and Kushyfoot® are registered trademarks in the U.S. Secret®, Silks®, and Therapy Plus® are registered trademarks in Canada.
(2) Comfort Colors® and Alstyle® are registered trademarks in the U.S.
(3) Under license agreement for socks only - with exclusive distribution rights in the U.S. and Canada.
(4) Applicable only to Therapy Plus® and MediPeds®.
(5) Applicable only to Secret®, Silks®, Secret Silky®, and Peds®.

3.2.2 Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. To a lesser extent, we also use third-party contractors to supplement our requirements. Our vertically-integrated manufacturing operations include capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean Basin, and Bangladesh. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Central America, in Honduras.

In order to support further sales growth, we have expanded our manufacturing capacity in Central America and have plans to significantly expand our manufacturing operations in Bangladesh. In 2019, we purchased land, in close proximity to our existing facility in Bangladesh, which is intended to be used for the development of a large multi-plant manufacturing complex expected to house two large textile facilities and related sewing operations. The manufacturing expansion is expected to service international markets and support other key sales growth drivers. By the end of the first quarter of 2020 we had ramped down production and closed our textile and sewing operations in Mexico. We are currently in the process of relocating the equipment from these facilities to our operations within our global manufacturing network. In light of the current COVID-19 pandemic and the impact it is having on global economic activity, including our own business, we are temporarily deferring non-critical capital investments, including major investments for capacity expansion. Investments towards the Bangladesh expansion will be limited, for the time being, to the construction of the foundation for the first plant in the complex, which in relation to the total estimated cost of the project, is a relatively small investment. By moving forward with this investment for the foundation work, we can continue to maintain good flexibility regarding the final timing of implementation of the first phase of this expansion project.

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The following table provides a summary of our primary manufacturing operations by geographic area:

	United States	Central America	Caribbean Basin	Asia
Yarn-spinning facilities(1): conversion of cotton, polyester and other fibres into yarn	■ Clarkton, NC ■ Cedartown, GA ■ Columbus, GA ■ Salisbury, NC (2 facilities) ■ Mocksville, NC ■ Eden, NC
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities)	■ Dominican Republic	■ Bangladesh
Sewing facilities(2): assembly and sewing of cut goods		■ Honduras (3 facilities) ■ Nicaragua (3 facilities)	■ Dominican Republic (3 facilities)	■ Bangladesh
Garment-dyeing(3): pigment dyeing or reactive dyeing process		■ Honduras
Hosiery manufacturing facilities: conversion of yarn into finished socks		■ Honduras
(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in the U.S., to satisfy the remainder of our yarn needs.
(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, primarily in Haiti and other regions in Central America, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, which involves a different dyeing process than how we typically dye the majority of our products. Our garment dyeing operations are located in our Rio Nance 3 facility in Honduras.

3.2.3 Genuine Responsibility®
Embedded in our long-term vision of 'Making Apparel Better', our commitment to operating responsibly and integrating sustainability into our business practices is a key part of our business strategy and has been an important element of our success. Over the past two decades, we have developed our Genuine Responsibility® Corporate Responsibility program, incorporating industry-leading guidelines to govern our business activities and operations, and to provide a framework for responsible labour practices, sustainability programs, and social initiatives. Our program is centered around three fundamental priorities, namely 'Caring for our People', 'Conserving the Environment', and 'Creating Stronger Communities'.

We are committed to empowering our people through training and development programs and providing industry leading working conditions and progressive compensation packages at each of our worldwide locations. Our efforts around conserving the environment include the investment in and implementation of innovative solutions that reduce the environmental impact of our operations throughout our supply chain, including responsibly managing water usage, wastewater, energy, carbon emissions, and solid waste. We also strive to create stronger communities in all regions where we operate through dedicated support for education, active living, entrepreneurship, and environmental stewardship initiatives.

Gildan recognizes that transparency is an important driver of our ongoing efforts, allowing closer engagement with a wide array of stakeholders, and is proud to have published its fifteenth consecutive Sustainability Report in 2019. Reported under the stringent GRI-Comprehensive guidelines, this report describes our progress, challenges, and future goals and initiatives. We are proud of our accomplishments in the area of corporate social responsibility and the recognitions we have earned, including our seventh consecutive inclusion in the Dow Jones Sustainability Index and our 12th FundahRSE CSR seal. We remain committed to furthering our efforts in the areas of focus we have outlined as part of our Genuine Responsibility® program. Please refer to www.genuineresponsibility.com for more information.

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3.2.4 Sales, marketing and distribution
Our global sales and marketing office is located in Christ Church, Barbados, out of which we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and production planning, as well as inventory control and logistics. We also maintain sales support offices in the U.S. We have established extensive distribution operations primarily through internally managed and operated distribution centres. We distribute our products primarily out of large Company-operated distribution centres and smaller facilities in the U.S., as well as out of our Company-owned distribution facility in Honduras. To supplement some of our distribution needs, we also use third-party warehouses in North America, Europe, and Asia.

3.2.5 Employees and corporate office
We currently employ approximately 51,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.3 Competitive environment

The basic apparel market for our products is highly competitive and continuously evolving. Changing market dynamics, such as the growth of online shopping, declining store traffic trends, as well as retailer closures and consolidation, are intensifying competition. Competition is generally based upon price, quality and consistency, comfort, fit, style, brand, and service. We compete on these factors by leveraging our competitive strengths, including our strategically located manufacturing operations and supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. Not all of our competitors manufacture their own products and among those competitors that do, we believe we are more vertically-integrated. More specifically, our vertical integration begins with owning and operating large-scale yarn-spinning facilities, where we produce yarn, which is then used to produce textile in our textile operations, before being cut and assembled in our Company-operated sewing facilities. We believe our manufacturing skill set together with the significant supply chain infrastructure that we have developed, and in which we have made significant capital investments over time, are key competitive strengths.

We face competition from large and smaller U.S.-based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American-based manufacturers are Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc., which competes through its own brand offerings and those of its subsidiary, Russell Corporation, as well as Hanesbrands Inc. These companies manufacture out of some of the same geographies as Gildan and compete primarily within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Renfro Corporation, Jockey International, Inc., and Kayser Roth Corporation. In addition, we compete with smaller U.S.-based companies selling to or operating as wholesale distributors of imprintable activewear products, including Next Level Apparel, Color Image Apparel, Inc. (owner of the Bella + Canvas brand), and Delta Apparel Inc., as well as Central American and Mexican manufacturers that supply products in the imprintables channel. Competing brands also include various private label brands controlled and sold by many of our customers, including wholesale distributors within the imprintables channel and retailers. In recent years, we have seen an increase in private label offerings, particularly within the mass retail channel, replacing branded offerings. While private brands may compete against our own brands, the shift to private brand offerings by retailers is also presenting the Company with revenue-generating opportunities, as these retailers seek strategic suppliers with the type of manufacturing capabilities that we can provide to support their offerings.

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4.0 STRATEGY AND OBJECTIVES

We execute our strategy by leveraging our competitive strengths, including our manufacturing excellence, our large-scale, low-cost vertically-integrated supply chain, our reputation for leading sustainable and ethical practices, our strong brands and long-standing customer relationships, as well as the talent of our people.

Back to Basics
Two years ago, we embarked on our “Back to Basics” plan to simplify our business and optimize operations by removing some of the complexity that had built up into our business over the years through acquisitions. We started to execute on our plans early in 2018 when we realigned our organizational structure and consolidated our business segments into one front-end organization, streamlining administrative, marketing, and merchandising functions and consolidating certain warehouse distribution activities. In 2019, we expanded on various optimization initiatives. We are focusing on the following main areas: i) simplifying our product portfolio and rationalizing less productive styles or stock-keeping-units (SKUs), while introducing new products in under-penetrated North American and international growth areas; ii) driving manufacturing cost advantage and flexibility by enhancing our production capabilities through new capacity expansion in Central America and Bangladesh and consolidating higher-cost textile, sock, and sewing facilities within our existing manufacturing base; and iii) optimizing our distribution network and infrastructure by leveraging our imprintables distributor network, including exiting ship-to-the-piece activities, as well as leveraging the distribution capabilities of our retail and e-commerce partners. Our Back to Basics approach is to focus on what we do best and remain close to the roots of our success, of being a world-class manufacturer of basic apparel and leveraging our core competencies to drive our four main strategic growth drivers.

4.1 Growing share with imprintable brands

Several trends in imprintables are contributing positively to overall growth prospects, including the arrival of online players offering custom printed products and making decorated apparel more accessible to individuals and small businesses. Furthermore, advancements in digital printing, in terms of speed, affordability and quality, as well as reducing the barriers to entry with lower set-up costs compared to traditional screen printing, have created new opportunities for decorators and online players.

4.1.1. Driving market share growth in higher value ring-spun products
In the North American imprintables channel, the Company historically focused on the basics category of activewear products, manufactured primarily from open-end cotton yarn and tubular manufacturing production, and over the years gained significant market share with the Gildan® brand becoming the leader in this category. In more recent years, we have seen an acceleration of demand for softer and lighter fabrics, often referred to as fashion basics products. These products are produced with higher quality cotton ring-spun yarns and/or blended yarn fibres and may feature more fitted silhouettes, side-seam stitching, and stretch attributes, among other characteristics. Over the last few years, we started to position ourselves to compete and gain market share in this category of imprintables. We developed and acquired brands which we believe are well positioned to drive growth in fashion basics. We invested in developing our own yarn-spinning manufacturing facilities, thereby securing our own cost-effective ring-spun yarn supply. In addition, in our newest textile facility Rio Nance 6, we have invested in new equipment geared for more efficient production of fashion basics. Our portfolio of fashion brands under the Gildan® brand umbrella for the value-oriented customer includes the Gildan® Softstyle®, Gildan® Hammer™, and Anvil® by Gildan® brands. In addition, under the Gildan Performance® line we market products featuring moisture wicking and anti-microbial properties for long-lasting comfort and performance. Our higher price point fashion offerings include the American Apparel® brand positioned as a premium brand in fashion basics, and the Comfort Colors® brand, also a premium brand, which features garment-dyed activewear products. More recently, we introduced a new line of fashionable sport shirts under the Prim + Preux® brand. With a comprehensive portfolio, covering a wide range of fabrications, weights, and styles at different price points, supported by cost-effective manufacturing operations, including yarn capabilities, we believe we are well positioned to drive market leadership for higher value ring-spun products, reinforce our core brands, and grow in under-penetrated categories.

4.1.2. Driving international growth
We are also pursuing further growth within the imprintables channel of international markets, focusing on Europe, Asia-Pacific, and Latin America, where we estimate the addressable market opportunity in aggregate to be large. Currently our sales outside the United States and Canada are just over 10% of our total consolidated net sales. We have plans to expand our manufacturing capacity in Bangladesh, as described in Section 3.2.2 to support further
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penetration in these markets where our growth has been somewhat restricted by capacity availability. We believe the expansion of manufacturing capabilities in Bangladesh, with the development of a large multi-plant manufacturing complex, will enhance our positioning to service international markets and support other key sales growth drivers. The planned incremental capacity from Bangladesh is expected to allow us to fully service the European and Asian markets from Bangladesh and free up capacity in Central America, which is currently used to support some of our requirements for the European market. Freed up capacity in Central America is expected to be used to support incremental sales growth in North America and Latin America. Further to expanding manufacturing capacity in support of driving international imprintables growth, we also intend to leverage the breadth of our core North American product line to further develop and broaden our international product offering and enhance the profitability mix of our international sales.

4.2 Driving new opportunities with our retail brands

Gildan's retail brands, including Gildan®, American Apparel®, GoldToe®, Peds®, Secret® and related brand extensions, as well as Under Armour®, a licensed brand for socks, are well established within the retail channel, with presence in both brick and mortar stores and online platforms. E-commerce is increasingly gaining share in the retail industry and we recognize that there is opportunity to grow our brand presence online. We are targeting to grow the sales of our brands with retailers, focusing on customers with omni-channel presence. Under our Back to Basics strategy we are focusing on our core competencies, offering our customers large-scale reliable manufacturing for high quality products at attractive prices while we seek to leverage the reach and strength of our customers' e-commerce infrastructure and extensive distribution capabilities.

4.3 Capitalizing on shift to private brands

In recent years, we have seen a resurgence of private label brands by traditional retailers trying to differentiate their offering and enhance profitability. While we continue to pursue sales growth with our own brands, in light of the rising trend of retailers shifting focus to proprietary private label brands, particularly mass merchants, we recognize our strong positioning to supply retailers who are seeking low-cost, large-scale reliable manufacturers to support their private label program requirements. We intend to pursue private label programs aligned to our operational and financial criteria, including product and SKU complexity and size of program, financial return targets, duration of the agreement, and working capital investment requirements, among other considerations. We have also developed strong relationships with, and are targeting to grow our sales as a supply chain partner to, select leading global athletic and lifestyle brands for which we manufacture products, but against which our brands do not compete directly. These customers market their brands through their own retail stores, online and/or in other retailer outlets. We believe we are well positioned to service global brands that are increasingly looking to source from manufacturers that meet rigorous quality and social compliance criteria and are strategically located in the Western Hemisphere. Additionally, the majority of our sales to global lifestyle brands is primarily derived from the sale of activewear products. In recent years, we have expanded to also selling sock products to one of our global brand customers. We believe there is an opportunity to leverage our relationships with these customers to continue to grow our sales in activewear and expand into the other product categories we manufacture, such as socks and underwear.

4.4 Enhancing sales and earnings growth with acquisitions that complement our strategy

We believe we can enhance our sales and earnings growth with complementary strategic acquisitions which meet our criteria. Over the past decade, we have completed acquisitions which have added brands to our portfolio or expanded our product offering, enhanced our manufacturing capabilities, or expanded our distribution or presence in geographical markets. The three main considerations around which we have developed our criteria for evaluating acquisition opportunities include: (1) strategic fit; (2) ease of integration; and (3) financial targets, including return on investment thresholds, based on our risk-adjusted cost of capital.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.0 OPERATING RESULTS

5.1 Non-GAAP financial measures

We use non-GAAP financial measures (non-GAAP measures) to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. In this MD&A, we use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, adjusted gross profit, adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted EBITDA, free cash flow, total indebtedness and net indebtedness, and net debt leverage ratio to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance.

We refer the reader to section 16.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (in $ millions, except share and per share amounts or otherwise indicated)	Mar 29, 2020	Dec 29, 2019	Sep 29, 2019	Jun 30, 2019	Mar 31, 2019	Dec 30, 2018	Sep 30, 2018	Jul 1, 2018

Net sales	459.1	658.7	739.7	801.6	623.9	742.7	754.4	764.2
Net earnings (loss)	(99.3)	32.5	104.9	99.7	22.7	59.6	114.3	109.0
Net earnings (loss) per share:
Basic(1)	(0.50)	0.16	0.51	0.49	0.11	0.29	0.55	0.51
Diluted(1)	(0.50)	0.16	0.51	0.49	0.11	0.29	0.55	0.51
Weighted average number of shares outstanding (in ‘000s):
Basic	198,624	201,407	203,684	204,960	206,595	206,796	207,926	212,477
Diluted	198,624	201,593	204,263	205,520	207,057	207,122	208,161	212,722
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

5.2.1 Seasonality and other factors affecting the variability of results and financial condition
Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal peak periods of demand, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year. For fiscal 2020, net sales and inventory levels are not expected to follow historical patterns of seasonality due to the impact of the COVID-19 pandemic.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs,
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MANAGEMENT'S DISCUSSION AND ANALYSIS
and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.

Business acquisitions may affect the comparability of results. There have not been any significant business acquisitions during the last eight quarters. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. Subsection 5.4.5 entitled “Restructuring and acquisition-related costs” in this MD&A contains a discussion of costs related to the Company’s restructuring actions and business acquisitions. The effect of asset write-downs, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. As part of our Back to Basics strategy, we recorded charges of $55 million that affected net earnings in the fourth quarter of fiscal 2019, related to the significant reduction of our imprintables product line SKU count in connection with our exit of all ship-to-the-piece activities and the discontinuance of overlapping and less productive styles and SKUs between brands. In the first quarter of 2020, we recorded an additional charge of $8.0 million related to our strategic initiative to significantly reduce our imprintables product line SKU count. Subsection 5.4.4 entitled "Impairment of trade accounts receivable" in this MD&A contains a discussion of allowances for expected credit losses, including impairment of trade accounts receivable of approximately $20.8 million and $24.4 million, that were recorded in the first quarter of fiscal 2020 and fiscal 2019, respectively. Subsection 5.4.6 entitled "Impairment of goodwill and intangible assets" in this MD&A contains a discussion relating to the impairment charge of $94.0 million for the Hosiery cash-generating unit (CGU) that was recorded in the first quarter of fiscal 2020.

Our results of operations for the three months ended March 29, 2020 were negatively affected by the significant downturn in demand caused by the COVID-19 pandemic, as explained in section 3 of this MD&A entitled “Recent Developments – COVID-19” and in this section 5.

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the “Financial risk management” section of this interim MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
5.3 Selected financial information

(in $ millions, except per share amounts or otherwise indicated)	Three months ended
	Mar 29, 2020	Mar 31, 2019	Variation
			$	%
Net sales	459.1	623.9	(164.8)	(26.4)%
Gross profit	106.5	160.7	(54.2)	(33.7)%
Adjusted gross profit(1)	114.5	160.7	(46.2)	(28.7)%
SG&A expenses	73.9	93.0	(19.1)	(20.5)%
Impairment of trade accounts receivable	20.8	24.4	(3.6)	(14.8)%
Restructuring and acquisition-related costs	10.2	10.6	(0.4)	(3.8)%
Impairment of goodwill and intangible assets	94.0	—	94.0	n.m.
Operating income (loss)	(92.3)	32.7	(125.0)	n.m.
Adjusted operating income(1)	19.9	43.3	(23.4)	(54.0)%
Adjusted EBITDA(1)	50.2	83.4	(33.2)	(39.8)%
Financial expenses	7.9	9.1	(1.2)	(13.2)%
Income tax (recovery) expense	(0.9)	0.9	(1.8)	n.m.
Net earnings (loss)	(99.3)	22.7	(122.0)	n.m.
Adjusted net earnings(1)	11.2	32.8	(21.6)	(65.9)%
Basic EPS	(0.50)	0.11	(0.61)	n.m.
Diluted EPS	(0.50)	0.11	(0.61)	n.m.
Adjusted diluted EPS(1)	0.06	0.16	(0.10)	(62.5)%
Gross margin	23.2%	25.8%	n/a	(2.6) pp
Adjusted gross margin(1)	24.6%	25.8%	n/a	(1.2) pp
SG&A expenses as a percentage of sales	16.1%	14.9%	n/a	1.2 pp
Operating margin	(20.1)%	5.2%	n/a	(25.3) pp
Adjusted operating margin(1)	4.3%	6.9%	n/a	(2.6) pp
n.m. = not meaningful
n/a = not applicable

	Mar 29, 2020	Dec 29, 2019	Variation
			$	%
Total assets	3,694.9	3,211.1	483.8	15.1%
Total non-current financial liabilities	1,550.0	845.0	705.0	83.4%
Net indebtedness(1)	1,133.2	862.4	270.8	31.4%
Quarterly cash dividend declared per common share	0.154	0.134	0.020	14.9%
Net debt leverage ratio(1)	2.2	1.6	n/a	n/a
n/a = not applicable
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4 Operating review

5.4.1 Net sales

	Three months ended
(in $ millions, or otherwise indicated)	Mar 29, 2020	Mar 31, 2019	Variation
			$	%

Activewear	372.6	493.6	(121.0)	(24.5)%
Hosiery and underwear(1)	86.5	130.4	(43.9)	(33.7)%
Total net sales	459.1	624.0	(164.9)	(26.4)%
(1) Also includes intimates and other fringe products.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Net sales for the three months ended March 29, 2020 of $459.1 million were down 26.4% compared to the prior year quarter. While the Company was anticipating an overall decrease in net sales for the first quarter, sales volume declines were meaningfully higher than previously anticipated due to the significant downturn in demand which unfolded in March as a result of the COVID-19 pandemic. Lower sales volumes were partly offset by favourable product-mix in the hosiery and underwear category and slightly higher net selling prices. The decrease in activewear sales reflected double-digit volume declines of imprintables in North America and in international markets, the impact of a sales return allowance of $6 million for anticipated product returns for discontinued SKUs and lower activewear product sales in retail, as retailers increasingly closed stores during the quarter due to the COVID-19 pandemic. Similarly, sales in the hosiery and underwear category were also negatively impacted by retailer store closures and declining store traffic trends as consumers adopted social distancing measures. The decline in sock sales also included the impact of our exit of a mass sock program and the non-recurrence of sock shipments related to the initial roll-out of a new private brand sock program in the first quarter of 2019. Underwear sales were down in the quarter due to the current challenging demand environment and the year-over-year impact of fully exiting a branded underwear program in the mass channel at the end of the first quarter of 2019, partly offset by an increase in sales of private brand men's underwear in mass.

5.4.2 Gross profit and adjusted gross profit

	Three months ended
(in $ millions, or otherwise indicated)	Mar 29, 2020	Mar 31, 2019	Variation

Gross profit	106.5	160.7	(54.2)
Adjustment for:
Impact of strategic product line initiative(1)	8.0	—	8.0
Adjusted gross profit(2)	114.5	160.7	(46.2)
Gross margin	23.2%	25.8%	(2.6) pp
Adjusted gross margin(2)	24.6%	25.8%	(1.2) pp
(1) Includes $5.2 million of inventory write-downs included in cost of sales and the $2.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $6.2 million and cost of sales by $3.4 million).
(2) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The decline in gross profit and adjusted gross profit was mainly due to the lower net sales in the quarter, with lower margins also contributing to the decline. The decrease in margins for the first quarter of fiscal 2020 was mainly due to labour and overhead costs, which were expensed as period costs in the quarter while production facilities were idled, as well as other costs incurred as a result of the COVID-19 pandemic, which together negatively impacted margins by 340 basis points. Gross margin for the first quarter of fiscal 2020 also included the impact of an $8 million charge related to our SKU rationalizaton initiative as part of our Back to Basics strategy. These negative factors more than offset the benefit of cost savings from the Company’s manufacturing optimization initiatives, favourable product-mix, lower promotional discounting, and lower raw material costs compared to the first quarter of 2019.
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MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4.3 Selling, general and administrative expenses (SG&A)

	Three months ended
(in $ millions, or otherwise indicated)	Mar 29, 2020	Mar 31, 2019	Variation

SG&A expenses	73.9	93.0	(19.1)
SG&A expenses as a percentage of sales	16.1%	14.9%	1.2 pp
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The decline in SG&A expenses for the first quarter of 2020 compared to the same quarter last year was due mainly to lower variable compensation costs, lower volume-related distribution costs, and cost containment efforts. Given the significantly lower sales base in the first quarter of 2020 compared to the same period last year, SG&A expenses as a percentage of sales were 16.1% in the quarter compared to 14.9% of sales in the prior year quarter.

5.4.4 Impairment of trade accounts receivable
Although we did not incur any customer-specific write-offs of trade accounts receivable during the three months ended March 29, 2020, the impairment of trade accounts receivable during this period of $20.8 million was mainly due to an increase in the estimate for our allowance of expected credit losses, in light of heightened credit risk in the current economic environment caused by the COVID-19 pandemic, as described in note 4 to the unaudited condensed interim consolidated financial statements as at and for the three months ended March 29, 2020. For the comparative three month period ended March 31, 2019, the impairment of trade accounts receivable of $24.4 million consisted primarily of a $21.7 million charge relating to the receivership and liquidation of one of the Company's U.S. distributor customers.

5.4.5 Restructuring and acquisition-related costs

	Three months ended
(in $ millions, or otherwise indicated)	Mar 29, 2020	Mar 31, 2019	Variation

Employee termination and benefit costs	3.0	1.4	1.6
Exit, relocation and other costs	5.1	2.8	2.3
Net loss on disposal and write-downs of property, plant and equipment, right-of-use assets and software related to exit activities	2.1	6.4	(4.3)
	10.2	10.6	(0.4)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Restructuring and acquisition-related costs for the three months ended March 29, 2020 related to the following: $4.8 million for the closure of textile manufacturing and sewing operations in Mexico; $4.4 million for the exit of ship-to-the-piece activities, including computer software write-downs and warehouse consolidation costs; and $1.0 million to complete other restructuring activities that were initiated in fiscal 2019.

Restructuring and acquisition-related costs for the three months ended March 31, 2019 related to the following: $6.0 million for the exit of yarn recycling activities, including the planned disposal of yarn recycling equipment; $0.9 million for the closure of an administrative office in the U.S.; $0.8 million for the consolidation of sewing activities in Mexico; and $2.9 million in other costs to complete restructuring activities that were initiated in fiscal 2018, including the closure of the AKH textile manufacturing facility and the consolidation of U.S. distribution centres.

5.4.6 Impairment of goodwill and intangible assets
Due to the adverse impact of the COVID-19 pandemic on global economic activity and enterprise values of companies worldwide, including its impact on the Company’s business and share price, we recorded an impairment charge for our Hosiery CGU of $94.0 million in the first quarter of fiscal 2020, relating to goodwill and intangible assets acquired in previous sock and hosiery business acquisitions, as described in note 6 to the unaudited condensed interim consolidated financial statements as at and for the three months ended March 29, 2020.
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MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4.7 Operating income and adjusted operating income

	Three months ended
(in $ millions, or otherwise indicated)	Mar 29, 2020	Mar 31, 2019	Variation

Operating income (loss)	(92.3)	32.7	(125.0)
Adjustments for:
Restructuring and acquisition-related costs	10.2	10.6	(0.4)
Impairment of goodwill and intangible assets	94.0	—	94.0
Impact of strategic product line initiative(1)	8.0	—	8.0
Adjusted operating income(2)	19.9	43.3	(23.4)
Operating margin	(20.1)%	5.2%	(25.3) pp
Adjusted operating margin(2)	4.3%	6.9%	(2.6) pp
(1) Includes $5.2 million of inventory write-downs included in cost of sales and the $2.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $6.2 million and cost of sales by $3.4 million).
(2) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The $125 million year-over-year decline in operating income for the first quarter of 2020 was mainly due to the impairment for goodwill and intangible assets recorded in the first quarter of 2020, as well as the impact of lower sales and the decline in gross margin, which included the impact of approximately $16 million in manufacturing idling and other COVID-19-related costs, partly offset by the decline in SG&A expenses. The decline in adjusted operating income of $23.4 million compared to the first quarter of last year was mainly due to lower sales and a lower adjusted gross margin due to the impact of COVID-19, including the aforementioned $16 million in costs, partly offset by the lower SG&A expenses.

5.4.8 Financial expenses, net

	Three months ended
(in $ millions)	Mar 29, 2020	Mar 31, 2019	Variation

Interest expense on financial liabilities recorded at amortized cost	7.1	6.9	0.2
Bank and other financial charges	1.3	1.9	(0.6)
Interest accretion on discounted lease obligations	0.8	0.8	—
Interest accretion on discounted provisions	0.1	0.1	—
Foreign exchange gain	(1.4)	(0.5)	(0.9)
Financial expenses, net	7.9	9.2	(1.3)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

For the three months ended March 29, 2020, the slight increase in interest expense compared to the corresponding period last year was mainly due to higher average borrowing levels, partially offset by lower effective interest rates on our long-term debt bearing interest at variable rates as a result of lower U.S. short-term interest rates. The Company is expecting a significant increase in interest expense over the remainder of fiscal 2020, mainly due to the new $400 million term loan entered into on April 6, 2020, as described in section 8.0 of this MD&A entitled “Liquidity and capital resources”.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4.9 Income taxes
The Company’s average effective income tax rate is calculated as follows:

	Three months ended
(in $ millions, or otherwise indicated)	Mar 29, 2020	Mar 31, 2019	Variation

Earnings (loss) before income taxes	(100.2)	23.6	(123.8)
Income tax (recovery) expense	(0.9)	0.9	(1.8)
Average effective income tax rate	0.9%	3.8%	(2.9) pp
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

For the three months ended March 29, 2020, income tax recovery included the impact of a $1.7 million recovery relating to the impairment charge of goodwill and intangible assets, for the de-recognition of deferred income tax liabilities that were originally recorded at the time of acquisition of the intangible assets. Excluding the tax impact of the impairment charge of goodwill and intangible assets, the income tax expense was comparable to the corresponding period in the prior year.

5.4.10 Net earnings, adjusted net earnings, and earnings per share measures

	Three months ended
(in $ millions, except per share amounts)	Mar 29, 2020	Mar 31, 2019	Variation

Net earnings (loss)	(99.3)	22.7	(122.0)
Adjustments for:
Restructuring and acquisition-related costs	10.2	10.6	(0.4)
Impairment of goodwill and intangible assets	94.0	—	94.0
Impact of strategic product line initiative(1)	8.0	—	8.0
Income tax recovery relating to the above-noted adjustments	(1.7)	(0.5)	(1.2)
Adjusted net earnings(2)	11.2	32.8	(21.6)

Basic EPS	(0.50)	0.11	(0.61)
Diluted EPS	(0.50)	0.11	(0.61)
Adjusted diluted EPS(2)	0.06	0.16	(0.10)
(1) Includes $5.2 million of inventory write-downs included in cost of sales and the $2.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $6.2 million and cost of sales by $3.4 million).
(2) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The net loss for the three months ended March 29, 2020 compared to the net earnings generated in the first quarter last year, was due to the operating loss incurred in the quarter. The decline in adjusted net earnings was mainly due to the decline in adjusted operating income.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

(in $ millions)	Mar 29, 2020	Dec 29, 2019	Variation

Cash and cash equivalents	505.1	64.1	441.0
Trade accounts receivable	344.6	320.9	23.7
Inventories	1,188.2	1,052.1	136.1
Prepaid expenses, deposits and other current assets	65.9	77.1	(11.2)
Accounts payable and accrued liabilities	(342.6)	(406.6)	64.0
Income tax payable	(0.4)	(1.3)	0.9
Current portion of lease obligations	(15.8)	(14.5)	(1.3)
Dividends payable	(30.3)	—	(30.3)
Total working capital	1,714.7	1,091.8	622.9
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The increase in cash and cash equivalents reflects the precautionary draw-down on the majority of the remaining available portion of the Company's revolving long-term bank credit facility, as described in section 8.0 of this MD&A entitled “Liquidity and capital resources”.

•The increase in trade accounts receivable (which are net of accrued sales discounts) was mainly due to a seasonally lower offset for accruals for sales discounts compared to the end of fiscal 2019 (due to the payout of annual rebate programs for distributors subsequent to the end of fiscal 2019), the impact of lower sales of trade accounts receivables to a financial institution under a receivables purchase agreement, and the impact of higher days sales outstanding, which was mainly due to many of our customers deferring payments on invoices that were due in March 2020 as a result of the current economic environment. The factors above were partially offset by lower sales during the first quarter of fiscal 2020 compared to the fourth quarter of fiscal 2019, and a higher allowance for expected credit losses as described in section 5.4.4 of this MD&A.

•The increase in inventories was mainly due to a planned seasonal increase in activewear and underwear unit volumes and the impact of lower than expected sales for the first quarter of fiscal 2020 as described in subsection 5.4.1 entitled “Net sales” in this MD&A.

•The decrease in prepaid expenses, deposits and other current assets is mainly due to the collection of miscellaneous receivables shortly after the end of fiscal 2019.

•The decrease in accounts payable and accrued liabilities is mainly due to the impact of the manufacturing shutdown which began in mid-March 2020 and the impact of lower days payable outstanding, partially offset by higher derivative financial instrument liabilities.

•The increase in the current portion of lease obligations reflects the impact of new manufacturing and distribution facility leases entered into during the three months ended March 29, 2020, partially offset by lease payments made during the three months ended March 29, 2020.

•See the section entitled “Liquidity and capital resources” in this MD&A for the discussion on dividends payable.

•Working capital was $1,714.7 million as at March 29, 2020, compared to $1,091.8 million as at December 29, 2019. The current ratio at the end of the first quarter of fiscal 2020 was 5.4, compared to 3.6 at the end of fiscal 2019, mainly due to the increase in cash and cash equivalents.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
6.2 Property, plant and equipment, right-of-use assets, intangible assets, and goodwill

(in $ millions)	Property, plant and equipment	Right-of-use assets	Intangible assets	Goodwill

Balance, December 29, 2019	995.0	73.5	383.9	227.9
Net capital additions	14.1	11.9	1.4	—
Depreciation and amortization	(28.0)	(3.7)	(5.8)	—
Write-downs and impairments	—	(1.3)	(74.6)	(21.3)
Balance, March 29, 2020	981.1	80.4	304.9	206.6
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Additions to property, plant and equipment were primarily for expenditures related to textile manufacturing and yarn-spinning operations.

•The increase in right-of-use assets reflects the impact of new manufacturing and distribution facility leases entered into during the three months ended March 29, 2020, partially offset by depreciation.

•Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The $79.0 million decrease in intangible assets mainly reflects the impairment charge of $72.8 million taken relating to the Hosiery cash-generating unit (CGU) and amortization of $5.8 million, partially offset by computer software additions of $1.4 million.

•The $21.3 million decrease in goodwill reflects the impairment charge taken relating to the Hosiery CGU.

6.3 Other non-current assets and non-current liabilities

(in $ millions)	Mar 29, 2020	Dec 29, 2019	Variation

Deferred income tax assets	11.1	9.9	1.2
Other non-current assets	6.9	6.7	0.2
Long-term debt	(1,550.0)	(845.0)	(705.0)
Lease obligations	(72.5)	(67.0)	(5.5)
Other non-current liabilities	(40.6)	(42.2)	1.6
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•See section 8.0 of this MD&A entitled “Liquidity and capital resources” for the discussion on long-term debt.

•The increase in lease obligations reflects the impact of new manufacturing and distribution facility leases entered into during the three months ended March 29, 2020, partially offset by lease payments made during the three months ended March 29, 2020.

QUARTERLY REPORT - Q1 2020 P.19

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.0 CASH FLOWS

7.1 Cash flows from (used in) operating activities

	Three months ended
(in $ millions)	Mar 29, 2020	Mar 31, 2019	Variation

Net earnings	(99.3)	22.7	(122.0)
Adjustments to reconcile net earnings to cash flows from (used in) operating activities(1)	121.4	46.3	75.1
Changes in non-cash working capital balances	(231.5)	(174.2)	(57.3)
Cash flows used in operating activities	(209.4)	(105.2)	(104.2)
(1) Includes depreciation and amortization of $30.3 million (2019 - $40.1 million) and impairment of goodwill and intangible assets of $94.0 million (2019 - nil) for the three months ended March 29, 2020.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows used in operating activities were $209.4 million for the three months ended March 29, 2020, compared to $105.2 million in the corresponding period last year. The decrease in operating cash flows was mainly due to the impact of lower net earnings and a higher increase in non-cash working capital as explained below.

•The net increase in non-cash working capital was $231.5 million during the three months ended March 29, 2020, compared to a net increase of $174.2 million during the three months ended March 31, 2019. The higher increase in non-cash working capital compared to the same period last year was mainly due to a higher increase in inventories and a higher decrease in accounts payable and accrued liabilities, partially offset by a lower increase in trade accounts receivable.

7.2 Cash flows from (used in) investing activities

	Three months ended
(in $ millions)	Mar 29, 2020	Mar 31, 2019	Variation

Purchase of property, plant and equipment	(20.7)	(19.8)	(0.9)
Purchase of intangible assets	(4.9)	(3.0)	(1.9)
Business acquisitions	—	(1.3)	1.3
Proceeds on disposal of property, plant and equipment	0.1	0.3	(0.2)
Cash flows used in investing activities	(25.5)	(23.8)	(1.7)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash used in investing activities during the three months ended March 29, 2020 was similar to the corresponding period last year.

•Capital expenditures for the three months ended March 29, 2020 are described in section 6.2 of this MD&A entitled "Property, plant and equipment, right-of-use assets, intangible assets, and goodwill".

•Cash flows for business acquisitions during the three months ended March 31, 2019 relate to the payment of the final amounts due in connection with the acquisition of a U.S.-based ring-spun yarn manufacturer in July 2017.

QUARTERLY REPORT - Q1 2020 P.20

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.3 Free cash flow

	Three months ended
(in $ millions)	Mar 29, 2020	Mar 31, 2019	Variation

Cash flows used in operating activities	(209.4)	(105.2)	(104.2)
Cash flows used in investing activities	(25.6)	(23.9)	(1.7)
Adjustment for:
Business acquisitions	—	1.3	(1.3)
Free cash flow(1)	(235.0)	(127.8)	(107.2)
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The year-over-year decrease in free cash flow of $107.2 million for the three months ended March 29, 2020 was mainly due to the lower operating cash flows as noted above.

7.4 Cash flows from (used in) financing activities

	Three months ended
(in $ millions)	Mar 29, 2020	Mar 31, 2019	Variation

Increase in amounts drawn under long-term bank credit facilities	705.0	219.0	486.0
Payment of lease obligations	(4.2)	(3.2)	(1.0)
Dividends paid	—	(27.9)	27.9
Proceeds from the issuance of shares	0.3	6.4	(6.1)
Repurchase and cancellation of shares	(23.2)	(31.0)	7.8
Cash flows from financing activities	677.9	163.3	514.6
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows from financing activities for the three months ended March 29, 2020 mainly reflect cash inflows of $705.0 million from funds drawn on our long-term bank credit facilities, partially offset by the repurchase and cancellation of common shares under NCIB programs as discussed in section 8.7 of this MD&A. The cash dividend that was declared by the Company during the first quarter of fiscal 2020 did not impact cash flows from financing activities during the quarter, as it was only payable subsequent to quarter end as noted below. For the three months ended March 31, 2019, cash flows from financing activities mainly reflected the cash inflows of $219.0 million from funds drawn on our long-term bank credit facilities, partially offset by the repurchase and cancellation of common shares under previous NCIB programs and the payment of dividends. See section 8.0 of this MD&A entitled “Liquidity and capital resources” for the discussion on long-term debt.

•The Company declared a cash dividend of $0.154 per share for an aggregate payment of $30.3 million during the three months ended March 29, 2020, which was paid subsequent to quarter-end on April 6, 2020. During the three months ended March 31, 2019, the Company paid dividends of $27.9 million. The year-over-year increase in the dividend is due to the 15% increase in the amount of the quarterly dividend approved by the Board of Directors on February 19, 2020, partially offset by the impact of lower common shares outstanding as a result of the repurchase and cancellation of common shares executed since last year under NCIB programs.

QUARTERLY REPORT - Q1 2020 P.21

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Capital allocation framework

Historically, our primary uses of funds have been for working capital requirements, capital expenditures, business acquisitions, and payment of dividends. We have also used funds for the repurchase of shares. We have funded our requirements with cash generated from operations and with funds drawn from our long-term debt facilities. We have established a capital allocation framework intended to enhance sales and earnings growth as well as shareholder returns. After funding working capital needs, our first priority of cash use has been to fund our organic growth with the required capital investments. Beyond these requirements, our next priorities for allocating capital have been for the support of our current dividend and for complementary strategic acquisitions which meet our criteria. In addition, when appropriate, we have used excess cash to repurchase shares under normal course issuer bid programs. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months, which it believes will provide an efficient capital structure and a framework within which it can execute on its capital allocation priorities. Section 8.2 below includes a discussion of our net debt leverage ratio at the end of the first quarter of fiscal 2020.

In light of the current economic environment that is being affected by factors related to the COVID-19 pandemic, including its effect on our business, we are currently implementing actions to preserve cash and maintain ample liquidity to manage through the current environment, as explained in section 3 of this MD&A entitled “Recent Developments – COVID-19” and subsection 11.2 of this MD&A entitled "Liquidity risk". Actions which specifically relate to our capital allocation framework include deferring non-critical capital expenditures and suspending share repurchases under our current NCIB program. Starting with the first quarter of 2020 we are also suspending our quarterly cash dividend. In addition, the Company has drawn down funds under its long-term bank credit facility, and secured additional financing in April 2020 as described in section 8.2 below.

8.2 Long-term debt and net indebtedness

The Company's long-term debt as at March 29, 2020 is described below.

	Effective interest rate (1)	Principal amount		Maturity date
(in $ millions, or otherwise indicated)		Mar 29, 2020	Dec 29, 2019

Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%(2)	2.8%	950.0	245.0	April 2025
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, payable monthly(3)	2.5%	300.0	300.0	April 2025
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(4)	2.7%	100.0	100.0	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53%, payable quarterly(4)	2.7%	50.0	50.0	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(4)	2.9%	100.0	100.0	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57%, payable quarterly(4)	2.9%	50.0	50.0	August 2026
		1,550.0	845.0
(1)Represents the annualized effective interest rate for the three months ended March 29, 2020, including the cash impact of interest rate swaps, where applicable.
(2)The Company’s unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement). In addition, an amount of $24.1 million (December 29, 2019 - $22.5 million) has been committed against this facility to cover various letters of credit.
(3)The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreement).
(4)The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.
QUARTERLY REPORT - Q1 2020 P.22

MANAGEMENT'S DISCUSSION AND ANALYSIS

The increase in the amounts owing under our revolving long-term bank credit facility is mainly due the precautionary draw-down on this facility in March 2020 in response to the COVID-19 economic impacts, which also accounts for the over $400 million increase in cash balances at the end of the first quarter. The higher amounts owing under this facility also reflects a seasonal use of cash, with negative free cash flow of $235.0 million incurred during the first quarter of 2020.

In March 2020, the Company amended its unsecured revolving long-term bank credit facility of $1 billion and its unsecured term loan of $300 million, in each case to extend the maturity dates from April 2024 to April 2025. On April 6, 2020, the Company entered into a new unsecured two-year term loan agreement for a total principal amount of $400 million. Interest is payable monthly at variable U.S. LIBOR-based interest rate plus a spread ranging from 1.70% to 2.50%. The new term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreement). Under the terms of the revolving long-term bank credit facility, both term loan facilities, and notes, the Company is required to comply with certain covenants, including maintenance of financial ratios.

The revolving long-term bank credit facility and both term loan facilities require that the Company maintain a minimum interest coverage ratio and a maximum total debt to EBITDA ratio (as such ratios are defined in the loan agreements). The interest coverage ratio covenant requires that the ratio of the Company’s EBITDA for the preceding four fiscal quarters to its consolidated total interest expense for such period shall not be less than 3.50 to 1.00 for each fiscal quarter. The total debt to EBITDA ratio covenant requires that the ratio of the Company’s total debt to EBITDA for the preceding four fiscal quarters will not be more than 3.25 to 1.00 for each fiscal quarter provided that following an acquisition for which the consideration is at least $75 million, such maximum total debt to EBITDA covenant shall be increased to 3.75 to 1.00 for four consecutive fiscal quarters following such acquisition.

The notes issued to accredited investors in the U.S. private placement market require that the Company maintain a minimum interest coverage ratio and a maximum indebtedness to EBITDA ratio (as such ratios are defined in the agreements governing the notes). The interest coverage ratio covenant requires that the ratio of the Company’s EBITDA for the preceding four fiscal quarters to its consolidated total interest expense for such period shall not be less than 3.00 to 1.00 for each fiscal quarter. The indebtedness to EBITDA ratio covenant requires that the ratio of the Company’s indebtedness to EBITDA for the preceding four fiscal quarters will not be more than 3.50 to 1.00 for each fiscal quarter provided that upon notice of the Company to holders of the notes, as of the last day of each of the four consecutive fiscal quarters immediately following a qualified acquisition, such ratio may be greater than 3.50 to 1.00, but in no event greater than 4.00 to 1.00.

The total debt to EBITDA ratios defined in the various loan and note agreements vary from the definition of the Company’s non-GAAP financial measure “net debt leverage ratio” and “adjusted EBITDA” as presented in this MD&A in several respects. The definitions in the agreements are based on accounting for all leases in accordance with previous accounting principles whereby the Company’s leases for premises were accounted for as operating leases, while the Company’s reported net debt leverage ratio reflects lease accounting in accordance with the Company’s current accounting policies. In addition, adjustments permitted to EBITDA in the loan and note agreements may vary from the adjustments used by the Company in calculating its adjusted EBITDA non-GAAP financial measure.

The Company was in compliance with all covenants at March 29, 2020.

(in $ millions)	Mar 29, 2020	Dec 29, 2019

Long-term debt and total bank indebtedness	1,550.0	845.0
Lease obligations	88.3	81.5
Total indebtedness(1)	1,638.3	926.5
Cash and cash equivalents	(505.1)	(64.1)
Net indebtedness(1)	1,133.2	862.4
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q1 2020 P.23

MANAGEMENT'S DISCUSSION AND ANALYSIS
The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Gildan’s net debt leverage ratio as at March 29, 2020 was 2.2 times (1.6 times at December 29, 2019). The Company’s net debt leverage ratio is calculated as follows:

(in $ millions, or otherwise indicated)	Mar 29, 2020	Dec 29, 2019

Adjusted EBITDA for the trailing twelve months	514.9	548.1
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	514.9	548.1
Net indebtedness(1)	1,133.2	862.4
Net debt leverage ratio(1)	2.2	1.6
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

In the current economic environment we are planning for a significant operating loss in the second quarter of fiscal 2020, as described in Company's earnings press release dated April 29, 2020 under the section entitled “Outlook”. This would lead to a further reduction of adjusted EBITDA on a trailing twelve months basis and consequently a further increase in our reported net debt leverage ratio at the end of the second quarter of fiscal 2020.

We expect that our cash balances and the unutilized financing capacity under our long-term debt facilities will continue to provide us with sufficient liquidity over the next twelve months in the current economic environment. Refer to section 11.2 of this MD&A for an update on the Company’s liquidity risk.

8.3 Off-balance sheet arrangements and contractual obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, as well as minimum royalty payments, which are included in the table of contractual obligations below. The following table sets forth the maturity of our contractual obligations by period as at March 29, 2020.

(in $ millions)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years

Accounts payable and accrued liabilities	342.6	342.6	342.6	—	—	—
Long-term debt(1)	1,550.0	1,550.0	—	—	150.0	1,400.0
Purchase and other obligations	—	374.2	261.8	85.3	27.0	0.1
Lease obligations	88.3	105.8	22.0	30.8	17.5	35.5
Total contractual obligations	1,980.9	2,372.6	626.4	116.1	194.5	1,435.6
(1) Excluding interest.

As disclosed in note 23 to our fiscal 2019 audited consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at March 29, 2020, the maximum potential liability under these guarantees was $68.7 million, of which $11.5 million was for surety bonds and $57.2 million was for financial guarantees and standby letters of credit.

8.4 Derivative instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and changes in the price of our common shares under our share-based compensation plans. Derivative financial instruments are not used for speculative purposes. As at March 29, 2020, the Company’s outstanding derivative financial instruments (most of which are designated as effective hedging instruments) consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings
QUARTERLY REPORT - Q1 2020 P.24

MANAGEMENT'S DISCUSSION AND ANALYSIS
under the Company's term loan and unsecured notes. The Company also has a total return swap outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. For more information about our derivative financial instruments, please refer to note 10 to the unaudited condensed interim consolidated financial statements as at and for the three months ended March 29, 2020.

8.5 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at April 24, 2020 there were 198,203,663 common shares issued and outstanding along with 2,219,128 stock options and 115,500 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. Treasury RSUs are used exclusively for one-time awards to attract candidates or for retention purposes and their vesting conditions, including any performance objectives, are determined by the Board of Directors at the time of grant.

8.6 Declaration of dividend

Out of an abundance of caution, given the severity of the current economic environment resulting from the COVID-19 pandemic, we have suspended the quarterly cash dividend. The Company’s previously declared dividend of $0.154 per share for an aggregate payment of $30.3 million was paid on April 6, 2020.

As part of the Company's capital allocation framework as described in section 8.1 of this MD&A, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows for working capital requirements, capital expenditures, debt repayment obligations, capital requirements, the macro-economic environment, and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s long-term debt agreements require compliance with lending covenants in order to pay dividends, these covenants are not currently a constraint to the payment of dividends.

8.7 Normal course issuer bid (NCIB)

On February 20, 2019, Gildan received approval from the TSX to renew its NCIB commencing on February 27, 2019 to purchase for cancellation up to 10,337,017 common shares, representing approximately 5% of the Gildan’s issued and outstanding common shares. On February 19, 2020, Gildan received approval from the TSX to renew its NCIB commencing on February 27, 2020 to purchase for cancellation up to 9,939,154 common shares, representing approximately 5% of the Gildan’s issued and outstanding common shares.

During the three months ended March 29, 2020, the Company repurchased for cancellation a total of 843,038 common shares under its NCIB programs for a total cost of $23.2 million. Of the total cost of $23.2 million, $0.7 million was charged to share capital and the balance was charged to retained earnings. The Company did not repurchase any common shares under its NCIB programs during the month of April 2020. Given the severity of the current economic environment resulting from the COVID-19 pandemic, we have suspended share repurchases until further notice.

9.0 LEGAL PROCEEDINGS

9.1 Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.0 OUTLOOK

References related to management’s expectations may be found in the Company's earnings press release dated April 29, 2020 under the section entitled “Outlook”. The press releases is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov, and on our website at www.gildancorp.com.

QUARTERLY REPORT - Q1 2020 P.25

MANAGEMENT'S DISCUSSION AND ANALYSIS
11.0 FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to the “Financial risk management” section of the 2019 Annual MD&A for additional disclosure of the Company’s exposure to risks arising from financial instruments. The disclosures in the “Financial risk management” section of the 2019 Annual MD&A, in conjunction with the information in note 14 to the 2019 audited annual consolidated financial statements, are designed to meet the requirements of IFRS 7, Financial Instruments: Disclosures, and are therefore incorporated into, and are an integral part of, the 2019 audited annual consolidated financial statements. For more information about our derivative financial instruments, please refer to note 10 to the unaudited condensed interim consolidated financial statements as at and for the three months ended March 29, 2020.

Changes in our credit and liquidity risks are noted below under the headings "Credit Risk" and "Liquidity Risk", and serve as an update to the “Financial risk management” section of the 2019 Annual MD&A, in order to describe the impact of COVID-19 pandemic.

11.1 Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s trade accounts receivable. The Company may also have credit risk relating to cash and cash equivalents and derivative financial instruments, which it manages by dealing only with highly rated North American and European financial institutions. The Company's credit risk may also be exacerbated during periods of weak general economic and financial conditions, including as is being observed during the current COVID-19 pandemic as explained in more detail below. Our trade accounts receivable and credit exposure fluctuate throughout the year based on the seasonality of our sales and other factors. The Company’s average trade accounts receivable and credit exposure during an interim reporting period may be significantly higher than the balance at the end of that reporting period. In addition, due to the historical seasonality of the Company’s net sales, the Company’s trade accounts receivable balance as at the end of a calendar year will typically be lower than at the end of an interim reporting period.

Under the terms of a receivables purchase agreement, the Company may continuously sell trade accounts receivables of certain designated customers to a third-party financial institution in exchange for a cash payment equal to the face value of the sold trade accounts receivables, less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade accounts receivables but does not retain any credit risk with respect to any trade accounts receivables that have been sold. All trade accounts receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position, as the sale of the trade accounts receivables qualify for de-recognition. As at March 29, 2020, trade accounts receivables being serviced under a receivables purchase agreement amounted to $77.3 million (December 29, 2019 - $141.0 million). The receivables purchase agreement, which allows for the sale of a maximum of $175 million of accounts receivables at any one time, expires on June 22, 2020, subject to annual extensions.

The Company’s credit risk for trade accounts receivables is concentrated as the majority of its sales are to a relatively small group of wholesale distributors and mass-market and other retailers. As at March 29, 2020, the Company’s ten largest trade debtors accounted for 83% of trade accounts receivable; the largest of which accounted for 28%. The Company’s main trade debtors are located in the U.S. The remaining trade accounts receivable balances are dispersed among a larger number of debtors across many geographic areas including the U.S., Canada, Europe, Asia-Pacific, and Latin America.

Most of the Company’s customers have been transacting with the Company or its subsidiaries for several years. Certain wholesale distributors are highly leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with trade accounts receivable and inventory pledged as collateral. The financial leverage of these customers may limit or prevent their ability to refinance existing indebtedness or to obtain additional financing and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company’s mass-market and other retailer customers vary significantly.

QUARTERLY REPORT - Q1 2020 P.26

MANAGEMENT'S DISCUSSION AND ANALYSIS
The novel COVID-19 coronavirus was recognized as a pandemic by the World Health Organization in March 2020. To help limit the spread of the virus, various governments and public health organizations around the world have imposed emergency containment measures such as restrictions on travel and business operations and have advised or required physical and social distancing measures. These restrictions and other factors have caused a severe global economic downturn. Global debt and equity capital markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Starting in March 2020, the Company has observed a major reduction in sales for both our imprintable and retail channels due to those restrictions, including the limitation of social gatherings, cancellation of various sporting, entertainment, promotional, and cultural events, school closures, significant restrictions on transborder and international travel, as well as various manufacturing and distribution facility closures and retail store closures throughout North America and internationally. The demand deterioration that began in March 2020 has increased through the month of April 2020, as explained in section 3 of this MD&A entitled “Recent Developments – COVID-19”. Accordingly, many of our customers have seen a major reduction in their sales and operations during this period and are taking specific measures to minimize operating losses and preserve liquidity, including requests to extend payment terms on the Company’s previously invoiced shipments. There is uncertainty regarding the duration of the imposed containment measures and our customers’ distribution centre and retail store closures, as well as the sufficiency of certain customers’ liquidity during the period where their operations are closed or significantly impacted by containment measures or by a potential extended economic recession. Accordingly, the Company has determined that its risk of credit loss for many customers has increased during March 2020, which has resulted in an increase in the Company’s allowance for expected credit losses to reflect the estimated impact of the COVID-19 pandemic as reflected below. Overall, adverse changes in a customer’s financial condition, including those resulting from the COVID-19 pandemic, could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s future purchases, or result in uncollectible trade accounts receivable from that customer. Future credit losses relating to any one of our top ten customers could be material and could result in a material charge to our earnings.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company’s primary sales offices in Christ Church, Barbados. Where available, the Company’s credit departments periodically review external ratings and customer financial statements and, in some cases, obtain bank and other references. New customers are subject to a specific validation and pre-approval process. From time to time, where circumstances warrant, the Company will temporarily transact with customers on a prepayment basis. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk in its entirety and there can be no assurance that these controls will continue to be effective or that the Company’s historical credit loss experience will continue.

The Company’s exposure to credit risk for trade accounts receivable by geographic area was as follows as at:

(in $ millions)	Mar 29, 2020	Dec 29, 2019
Trade accounts receivable by geographic area:
United States	299.3	263.8
Canada	7.7	20.9
Europe and other	37.6	36.2
Total trade accounts receivable	344.6	320.9

QUARTERLY REPORT - Q1 2020 P.27

MANAGEMENT'S DISCUSSION AND ANALYSIS
The aging of trade accounts receivable balances was as follows as at:

(in $ millions)	Mar 29, 2020	Dec 29, 2019
Not past due	243.7	301.2
Past due 0-30 days	85.1	7.6
Past due 31-60 days	14.5	5.3
Past due 61-120 days	17.1	3.3
Past due over 121 days	12.1	10.7
Trade accounts receivable	372.5	328.1
Less allowance for expected credit losses	(27.9)	(7.2)
Total trade accounts receivable	344.6	320.9

The increase in the past due amounts since the end of fiscal 2019 is primarily due to the adverse economic impact of COVID-19 on our customers’ sales volumes and collections, resulting in many of our customers deferring payment on invoices that were due in March 2020 in order to manage liquidity in this environment. The Company is working closely with many of its larger customers to agree on payment schedules for past due invoices and new shipping and payment terms for new orders in this environment.

In determining its allowance for expected credit losses the Company applies the simplified approach per IFRS 9, Financial Instruments, and calculates expected credit losses based on lifetime expected credit losses. The Company has established a provision matrix, which segregates its customers by their economic characteristics and allocates expected credit loss rates based on days past due of its trade receivables. Expected credit loss rates are based on the Company’s historical credit loss experience, adjusted for forward-looking factors of the economic environment. In light of the COVID-19 pandemic, the Company’s provision matrix was adjusted, as its historical experience was not reflective of the current market conditions, including the uncertainties present in the current economic environment, such as the financial viability of its debtors and the various levels of government support that have been announced. Many of our customers have seen a major reduction in their sales and operations during this period and are taking specific measures to minimize operating losses and preserve liquidity, including requests to extend payment terms on the Company’s previously invoiced shipments. As a result, previously determined loss rates for the individual days past due categories included in the provision matrix are not reflective of expected losses at this time. Therefore, the Company has applied loss rates to individually significant receivables, or sub-categories of individually significant receivables, based on its evaluation of possible outcomes with respect to the collectability of these amounts at the measurement date. The Company has increased its expected credit loss rates by reference to projected macroeconomic loss factors (such as projected GDP decreases or projected market default rates) to reflect the additional risk of loss that the current economic conditions would indicate. For customers in good standing who have not requested extended payment terms on the Company’s previously invoiced shipments, the expected credit loss rates have not been modified. For customers who have requested extended payment terms on the Company’s previously invoiced shipments, an expected loss rate ranging between 3% and 10% has been determined using macroeconomic factors, and depending on the customer's historical payment history, the nature of its operations, and its geographic location. For customers previously in default, a significant loss rate has been determined. As a result, an impairment of trade accounts receivable of $20.8 million was recorded in the first quarter of fiscal 2020 due to the heightened credit risk in the current deteriorating economic environment caused by the COVID-19 pandemic. A 10% increase in the expected loss rate for all customers with a balance due as at March 29, 2020 would result in a $37 million increase in the allowance for expected credit losses. In the event that new information becomes available to us that would change the Company's assessment of expected loss, the amounts recorded in allowance for expected credit losses will be updated in the period in which the additional information is received. There is no assurance that our current estimates of recoverability will not change significantly as the COVID-19 pandemic and its related business and societal impacts evolve, which may either require a charge to earnings or a reversal of such allowances in subsequent periods based on revised estimates or actual collection experience.

11.2 Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. We rely on cash resources, debt, and cash flows generated from operations to satisfy our financing requirements. We may also require access to capital markets to support our operations as well as to achieve our strategic plans. Any impediments to our ability to continue to meet the covenants and conditions contained in our long-term debt agreements as well as our ability to access capital markets, the failure of a financial institution participating in our revolving long-term bank credit facilities, or an adverse perception in capital markets of our financial condition or
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MANAGEMENT'S DISCUSSION AND ANALYSIS
prospects could have a material impact on our future financing capability. In addition, our access to capital markets and to financing at reasonable terms and interest rates could be influenced by the economic and credit market environment, including a potential prolonged economic downturn resulting from the unprecedented nature of the COVID-19 pandemic and the continued destabilization of debt and equity markets.

We manage liquidity risk through the management of our capital structure and financial leverage, as outlined in note 24 to the 2019 audited annual consolidated financial statements, and section 8.1 entitled “Capital Allocation Framework” in this MD&A. In addition, we manage liquidity risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of our sales and cash receipts and the expected timing of capital expenditures. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as transactions such as the declaration of dividends, the initiation of share repurchase programs, mergers, acquisitions, and other major investments or divestitures.

As a result of the major reduction in sales volumes that began in the second half of March 2020, and the further deterioration of demand that we have observed in April 2020, as described in the section 5.4.1 of this MD&A, the Company has taken a number of pre-emptive measures that seek to minimize operating losses, preserve cash and enhance liquidity and maintain financial flexibility during the period where its operations and those of its customers are significantly constrained. These measures have included the following:

•Concurrent with global government mandated private sector shutdowns, the Company began to close almost all its manufacturing facilities starting on March 17, 2020, and has extended the shutdown since mid-April for almost all of its manufacturing facilities. In addition, some of the Company’s distribution centres have been closed, while capacity levels at remaining operating warehouses have been reduced;
•Board, executive, and salaried workforce pay reductions, including a base salary reduction of 50% for the Company's Board of Directors, CEO, and the Executive Vice Presidents, a 35% reduction applied to Senior Vice President management level, and a 20% reduction for employees at the Vice President and Director level. Further, the majority of salaried employees have moved to a four-day work week;
•Deferral of non-critical capital spend, discretionary expenses and raw material receipts;
•Tight focus on working capital management;
•Draw-down of funds under the Company’s long-term revolving bank credit facility and additional long-term debt of $400 million secured on April 6, 2020;
•Suspension of the Company’s quarterly dividend and share repurchases under the Company’s NCIB program.

As of April 27, 2020, we had cash on hand of over $650 million and available lines of credit of approximately $300 million. To stress test the adequacy of our liquidity over the next twelve months, the Company has assessed financial models which take into account various financial scenarios depending on the duration of the government-imposed containment measures and related impact on the economy in the countries in which the Company and its customers operate, ranging from a gradual lifting of government containment measures and a phased reopening of the economy in the next three months to a more conservative scenario with a slower reopening of economies over the next twelve months. Based on these financial models, which incorporate the above measures and the Company’s current cash position and available lines of credit, the Company expects to have sufficient liquidity to support its operations over the next twelve months. The Company also believes that it will continue to comply with all of its financial covenants under the terms of its revolving facility, both term loan facilities, and notes during this period. However, the impacts of the COVID-19 situation are dependent on developments that are highly uncertain and difficult to predict, including the magnitude and duration of the pandemic and actions taken by governmental authorities and other parties in response to the pandemic and their impact on the economy and businesses worldwide. As a result of the potential severity and duration of the current environment, the Company may face an increased risk of non-compliance with its financial covenants under its debt agreements. Although the Company believes it is likely to cure such defaults or obtain necessary waivers from its lenders should such a situation arise, there can be no assurance of this, and any waivers may impose conditional restrictions on dividends, share repurchases, and/or business acquisitions during the waiver period. Accordingly, and for other potential reasons, including the Company’s overall approach to managing its liquidity, there is no assurance that the Company will reinstate its quarterly dividend or resume share repurchases under its NCIB during the next twelve months or be able to finance any business acquisition opportunities that may arise during this period. The Company will continue to monitor the situation as it unfolds and will seek to adjust its approach accordingly. See section 8.0 entitled “Liquidity and Capital Resources” in this MD&A.
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MANAGEMENT'S DISCUSSION AND ANALYSIS
12.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our fiscal 2019 audited consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

12.1 Critical judgments in applying accounting policies
The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
•Determination of cash-generating units (CGUs)
•Income taxes

12.2 Key sources of estimation uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the remainder of the fiscal year are as follows:
•Allowance for expected credit losses
•Inventory valuation
•Recoverability and impairment of non-financial assets
•Income taxes

For a more detailed discussion on these areas requiring the use of management estimates and judgments, please refer to note 3 to our fiscal 2019 audited consolidated financial statements and notes 4 and 6 to the unaudited condensed interim consolidated financial statements as at and for the three months ended March 29, 2020.

13.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

13.1 Accounting policies

The Company’s unaudited condensed interim consolidated financial statements as at and for the three months ended March 29, 2020 were prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of the unaudited condensed interim consolidated financial statements as at and for the three months ended March 29, 2020 as those disclosed in note 3 of its most recent audited annual consolidated financial statements, except for the adoption of new standards as described below.

Amendments to IFRS 3, Business combinations
In October 2018, the IASB issued amendments to IFRS 3, Business combinations. The amendments clarify the definition of a business, with the objective of assisting entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and apply prospectively. Given the prospective application of the amendment, its adoption did not have an impact on the Company’s consolidated financial statements.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
13.2 New accounting standards and interpretations not yet applied

Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and are to be applied retrospectively. Earlier application is permitted.

14.0 INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company’s internal control over financial reporting that occurred during the period beginning on December 30, 2019 and ended on March 29, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

15.0 RISKS AND UNCERTAINTIES

In our 2019 Annual MD&A under the sections “Financial risk management” and “Risks and uncertainties”, we describe the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows, or business. The risks described in our 2019 Annual MD&A include:

•Our ability to implement our growth strategies and plans
•Our ability to compete effectively
•Our ability to integrate acquisitions
•We may be negatively impacted by changes in general economic and financial conditions
•We rely on a small number of significant customers
•Our customers do not commit to purchase minimum quantities
•Our ability to anticipate, identify, or react to changes in consumer preferences and trends
•Our ability to manage production and inventory levels effectively in relation to changes in customer demand
•We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products
•We rely on key suppliers
•We may be negatively impacted by climate, political, social, and economic risks, natural disasters and pandemics in the countries in which we operate or from which we source production
•Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions
•We rely on certain international trade (including multilateral and bilateral) agreements and preference programs and are subject to evolving international trade regulations
•Factors or circumstances that could increase our effective income tax rate
•Compliance with environmental and health and safety regulations
•Global climate change could have an adverse impact on our business
•Compliance with product safety regulations
•We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations
•We may experience negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour, and other business practices
•We may be negatively impacted by changes in third-party licensing arrangements and licensed brands
•Our ability to protect our intellectual property rights
•We rely significantly on our information systems for our business operations
•We may be negatively impacted by data security and privacy breaches
•We depend on key management and our ability to attract and/or retain key personnel
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MANAGEMENT'S DISCUSSION AND ANALYSIS

Update to risks and uncertainties - We may be negatively impacted by changes in general economic and financial conditions

The novel COVID-19 coronavirus was recognized as a pandemic by the World Health Organization in March 2020. To help limit the spread of the virus, various governments and public health organizations around the world have imposed emergency containment measures such as restrictions on travel and business operations and have advised or required physical and social distancing measures. These restrictions and other factors have caused a severe global economic downturn. Global debt and equity capital markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Starting in the second half of March 2020, the Company has observed a major reduction in sales for both our imprintable and retail channels due to those restrictions, including the limitation of social gatherings, cancellation of various sporting, entertainment, promotional, and cultural events, school closures, significant restrictions on transborder and international travel, as well as various manufacturing and distribution facility closures and retail store closures throughout North America and internationally. The demand deterioration that began in March has increased through the month of April, as explained in the “Recent Development - COVID-19" discussion in section 3.0 of this MD&A.

Given the impact of these factors, the Company has temporarily suspended production at the majority of its manufacturing facilities in order to align production and inventory levels with current demand requirements. The Company has also taken other actions in response to the current environment, as indicated in section 3.0 of this MD&A. The timing of the removal of most or all government restrictions is uncertain, as is the timing of resumption of sporting, entertainment, promotional and cultural events, school classes, return to normal levels of travel, and facility, warehouse, and retail store re-openings. Moreover, once the various containment measures are lifted, the timing of any economic recovery is uncertain and consumer behavior and preferences may vary significantly from the pre-pandemic environment, including willingness to engage in previous levels of discretionary spending, visit stores, malls and other public places where our customers operate, attend large social gatherings and resume travel, which may adversely impact the end use demand for our products. Accordingly, we cannot predict the timing nor the extent of the resumption of our sales to historical levels.

In the current economic environment it is likely we will experience a significant operating loss in the second quarter of fiscal 2020, as described in the Company's earnings press release dated April 29, 2020 under the section entitled “Outlook”, due to the deterioration of demand in our markets in this environment, and the impact of production inefficiencies expected to result from operating at production levels well below capacity. If demand does not significantly improve in our key markets over the balance of 2020, or if any of the Company’s major customers do not have sufficient liquidity to allow them to continue to operate through a prolonged economic downturn, the Company may incur additional operating losses in subsequent fiscal quarters, which may adversely affect the Company’s financial position, including cash operating losses, and potential additional asset write-downs and impairments. Further, weak demand for our products and/or a continued weakness in commodity prices that began in March 2020 may lead to lower selling prices for our products and could negatively affect our margins and cash flow from operations. In addition, we may incur additional costs and inefficiencies in resuming our manufacturing operations and the return to previous levels of production may take longer than anticipated, which could adversely affect our future sales and profitability. The COVID-19 pandemic and the current economic environment also exacerbate many of the other risks that are disclosed in the Company’s 2019 Annual MD&A and listed above, as well as liquidity risk and credit risk that are described in section 11.0 of this MD&A entitled “Financial Risk Management”.

As an emerging risk, the duration and impact of the COVID-19 pandemic is unknown at this time, as is the efficacy of government containment and stabilization measures. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company's financial condition, results of operations, cash flows, or business in future periods are also subject to significant uncertainty.
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MANAGEMENT'S DISCUSSION AND ANALYSIS

16.0 DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. For fiscal 2020, adjusted net earnings also excludes impairment of goodwill and intangible assets, as well as the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintable product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs, including write-downs and sales return allowances that were recognized in the Company’s financial statements in the fourth quarter of fiscal 2019 and in the first quarter of fiscal 2020. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended
(in $ millions, except per share amounts)	Mar 29, 2020	Mar 31, 2019

Net earnings (loss)	(99.3)	22.7
Adjustments for:
Restructuring and acquisition-related costs	10.2	10.6
Impairment of goodwill and intangible assets	94.0	—
Impact of strategic product line initiative(1)	8.0	—
Income tax recovery relating to the above noted adjustments	(1.7)	(0.5)
Adjusted net earnings	11.2	32.8

Basic EPS	(0.50)	0.11
Diluted EPS	(0.50)	0.11
Adjusted diluted EPS	0.06	0.16
(1) Includes $5.2 million of inventory write-downs included in cost of sales and the $2.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $6.2 million and cost of sales by $3.4 million).
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of adjustments related the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintable product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs, including write-downs and sales return allowances recognized in the fourth quarter of fiscal 2019 and in the first quarter of fiscal 2020. Adjusted gross margin is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended
(in $ millions)	Mar 29, 2020	Mar 31, 2019

Gross profit	106.5	160.7
Adjustment for:
Impact of strategic product line initiative(1)	8.0	—
Adjusted gross profit	114.5	160.7
Gross margin	23.2%	25.8%
Adjusted gross margin(2)	24.6%	25.8%
(1) Includes $5.2 million of inventory write-downs included in cost of sales and the $2.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $6.2 million and cost of sales by $3.4 million).
(2) Calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q1 2020 P.34

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. For fiscal 2020, adjusted operating income also excludes impairment of goodwill and intangible assets, as well as the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintable product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs, including write-downs and sales return allowances recognized in the fourth quarter of fiscal 2019 and in the first quarter of fiscal 2020. Adjusted operating margin is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended
(in $ millions, or otherwise indicated)	Mar 29, 2020	Mar 31, 2019

Operating income (loss)	(92.3)	32.7
Adjustment for:
Restructuring and acquisition-related costs	10.2	10.6
Impairment of goodwill and intangible assets	94.0	—
Impact of strategic product initiative(1)	8.0	—
Adjusted operating income	19.9	43.3
Operating margin	(20.1)%	5.2%
Adjusted operating margin(2)	4.3%	6.9%
(1) Includes $5.2 million of inventory write-downs included in cost of sales and the $2.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $6.2 million and cost of sales by $3.4 million).
(2) Calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. For fiscal 2020, adjusted EBITDA also excludes impairment of goodwill and intangible assets, as well as the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintable product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs, including write-downs and sales return allowances recognized in the fourth quarter of fiscal 2019 and in the first quarter of fiscal 2020. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended
(in $ millions)	Mar 29, 2020	Mar 31, 2019

Net earnings (loss)	(99.3)	22.7
Restructuring and acquisition-related costs	10.2	10.6
Impairment of goodwill and intangible assets	94.0	—
Impact of strategic product line initiative(1)	8.0	—
Depreciation and amortization	30.3	40.1
Financial expenses, net	7.9	9.1
Income tax (recovery) expense	(0.9)	0.9
Adjusted EBITDA	50.2	83.4
(1) Includes $5.2 million of inventory write-downs included in cost of sales and the $2.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $6.2 million and cost of sales by $3.4 million).
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

	Three months ended
(in $ millions)	Mar 29, 2020	Mar 31, 2019

Cash flows used in operating activities	(209.4)	(105.2)
Cash flows used in investing activities	(25.6)	(23.9)
Adjustment for:
Business acquisitions	—	1.3
Free cash flow	(235.0)	(127.8)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)	Mar 29, 2020	Dec 29, 2019

Long-term debt and total bank indebtedness	1,550.0	845.0
Lease obligations	88.3	81.5
Total indebtedness	1,638.3	926.5
Cash and cash equivalents	(505.1)	(64.1)
Net indebtedness	1,133.2	862.4
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period as if they had occurred at the beginning of the trailing twelve month period. The Company has set a target net debt leverage ratio of one to two times pro-forma adjusted EBITDA. The Company uses, and believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company.

(in $ millions, or otherwise indicated)	Mar 29, 2020	Dec 29, 2019

Adjusted EBITDA for the trailing twelve months	514.9	548.1
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	514.9	548.1
Net indebtedness	1,133.2	862.4
Net debt leverage ratio	2.2	1.6
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q1 2020 P.37